Filed Pursuant To Rule 424(b)(3)
Registration No. 333-60436

Prospectus Supplement to Prospectus dated May 21, 2001

Summit Properties Inc.

2,328,383 Shares of Common Stock

     Unless the context otherwise requires, all references to “we,” us” or “our company” in this prospectus supplement refer collectively to Summit Properties Inc., a Maryland corporation, and its subsidiaries, including Summit Properties Partnership, L.P., a Delaware limited partnership, considered as a single enterprise.

     This prospectus supplement updates the information we provided in our prospectus dated May 21, 2001 relating to 2,328,383 shares of our common stock that may be offered for sale by the selling stockholders identified in the prospectus and their pledgees, donees, transferees or other successors in interest, if and to the extent that such persons present common units of limited partnership interest in Summit Properties Partnership, L.P. for redemption and we exercise our right to issue shares of common stock to them instead of cash.

     This prospectus supplement is not complete without the prospectus, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus. Unless we indicate otherwise, the information in this prospectus supplement is as of October 31, 2001.

     We are providing this prospectus supplement to update the table in the prospectus under the caption “The Selling Stockholders” to reflect the transfer of common units from Raymond V. Jones to the Raymond V. Jones Amended and Restated Revocable Living Trust dated 1/13/99. The amounts set forth below are based upon information provided to us by the selling stockholders, or on our records, and are accurate to the best of our knowledge.

	Common Stock	Common Units
	Beneficially	Beneficially		Common Stock
	Owned as of	Owned as of	Common Stock	Owned After
Name	October 31, 2001 (1)	October 31, 2001 (2)	Offered Hereby (3)	Offering (4)

Raymond V. Jones (5)	0	0	0	0

Raymond V. Jones

Amended and Restated

Revocable Living Trust

dated 1/13/99	0	274,526	274,526	0

(1)	Does not include common stock that may be issued in exchange for common units beneficially owned as of October 31, 2001.

(2)	Common units listed in this column may be exchanged, under certain circumstances set forth in the partnership agreement of Summit Properties Partnership, L.P., for an equal number of shares of common stock, subject to adjustment. All information is as of October 31, 2001.

(3)	These shares represent common stock that the selling stockholder may acquire upon presentation of common units for redemption.

(4)	Assumes that all shares of common stock offered by this prospectus will be sold by the selling stockholder. The percentage of our common stock that will be held by each selling stockholder after completion of this offering will be less than 1% based on the total number of shares of common stock outstanding as of October 31, 2001.

(5)	The indicated ownership does not include 274,526 common units held by the Raymond V. Jones Amended and Restated Revocable Living Trust dated 1/13/99, of which Mr. Jones is the sole trustee.

The date of this prospectus supplement is November 1, 2001.